UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 7, 2006

Mr. Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056


      Re:	Allis-Chalmers Energy Inc.
		Registration Statement on Form S-1
      Filed May 8, 2006
		File No. 333-133874

		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 22, 2006
		File No. 1-02199

Dear Mr. Perez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1 Filed May 8, 2006

General

1. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

2. Please provide currently dated consent from each the independent registered accountants in the next amendment.

Unaudited Pro Forma As Adjusted Consolidated Financial
Information,
page 26

3. We note the pro forma information included in your document here and on page F-123. It appears your pro forma information includes various projections assuming your ownership as of January 1, 2005. Please refer to Rule 11-02(b)(6) of Regulation S-X and modify your presentation to include only those items that are directly attributable to the transactions, are expected to have a continuing impact and are factually supportable. Please contact us if you wish to discuss.

4. Please remove your disclosure of EBITDA from the face of your pro forma consolidated statement of operations. Refer to Item
10(e)(1)(ii)(D) of Regulation S-K.

Acquisition Financial Statements - Delta Rental Service, Inc.

Independent Auditors` Report, page F-48

5. Please provide an audit report that clearly identifies the financial statement periods audited. It appears that only a 12 month period has been subject to audit. In addition, please revise the report to include the city and state of the independent auditors. Please refer to Rule 2-02 of Regulation S-X.

Acquisition Financial Statements - Capcoil Tubing Services, Inc.

Statements of Cash Flows, page F-66

6. Please reconcile the amount shown as the change in inventory for
2004 in your Statement of Cash Flows to the 2004 and 2003 inventory balance sheet amounts depicted on page F-63. In addition, please provide a similar reconciliation of the changes in accounts payable and accruals.

Independent Auditor`s Report on Additional Information, page F-74

7. Please modify this report to refer to the correct page number of the primary audit report. It appears the primary audit report is located on page F-62.

Acquisition Financial Statements - W.T. Enterprises, Inc.

Statements of Cash Flows, page F-84

8. We note you have included the changes in "Shareholder loans" as
a
component of operating cash flows.  Please tell us why these amounts
do not represent a financing activity.  Please refer to paragraphs
19
and 20 of SFAS 95.

Acquisition Financial Statements - Specialty Rental Tools, Inc.

Financial Statements

9. We note that you have only provided two years of financial statements for Specialty Rental Tools, Inc. Please refer to Rule
3-05
of Regulation S-X and provide us with an analysis of your significance conclusions regarding this acquisition.

Note B - Summary of Significant Accounting Policies

	Property and Equipment, page F-99

10. Please expand your policy disclosure to discuss how you account for the event of lost-in-hole equipment, including the Income
Statement presentation of this event.

Acquisition Financial Statement - DLS Drilling, Logistics &
Services
Corporation

Independent Auditors` Report, page F-48

11. Please revise the report to include the city and state where it was issued. Please refer to Rule 2-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-108

12. Please provide us with an understanding of why your line item
"Dry
hole expense" is included as a non-cash adjustment to Net Income.

Form 10-K for the Fiscal Year Ended, December 31, 2005

Financial Statements

Consolidated Statements of Operations, page 48

13. We note you have presented separately "post-retirement medical costs" on the face of your statement. Please tell us whether or not an amount of these costs is included in the "Direct costs" line item as well. Please refer to Item 302(a)(1) of Regulation S-K.

14. Please expand your accounting policy disclosure to discuss how you account for the event of lost-in-hole equipment, including the Statement of Operations presentation of this event.

Note 13- Stock Purchase Warrants, page 78

15. Please tell us and disclose how you account for and are classifying the various share purchase warrants that you discuss. It appears that certain warrants were issued with an exercise price below the market price of the underlying shares at the date of grant. Please clarify if this was the case.

Controls and Procedures, page 86

16. We note that your officers have concluded that your disclosure controls and procedures were not effective and that you are in the process of creating and implementing measures to address the deficiencies. With a view toward disclosure, please tell us what the measures to remediate the deficiencies are and when you anticipate implementing the measures.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	VIA FACSIMILE
      Henry Havre
      Andrews Kurth LLP
      713-238-7279
Mr. Victor M. Perez
Allis-Chalmers Energy Inc.
June 7, 2006
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